SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                      ADVANTAGE ADVISERS TROON FUND, L.L.C.
                                (Name of Issuer)

                      ADVANTAGE ADVISERS TROON FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Bryan McKigney
                      Advantage Advisers Troon Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                            Telephone: (212) 667-4225
                               Fax: (212) 667-4949

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 10, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $89,000,000 (a)   Amount of Filing Fee       $9,523 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)      Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $7908.87
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-53703
Filing Party:  ADVANTAGE ADVISERS TROON FUND, L.L.C.
Date Filed:  November 12, 2004, as amended December 13, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                  This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 10, 2005 by Advantage Advisers Troon Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $22,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

                  This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

                  The Offer amount is being increased to an aggregate of $89,000,000 of Interests, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on Tuesday, December 20, 2005, in accordance with Rule 13e-4(f)(1)(ii).

                  The information contained in the Supplement to Offer to Purchase dated December 6, 2005, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.



                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ADVANTAGE ADVISERS TROON
                                         FUND, L.L.C.

                                           By:  /s/  Bryan McKigney
                                              --------------------------------
                                                Name:   Bryan McKigney
                                                Authorized Signatory

December 6, 2005

                                                                      Appendix A

                      ADVANTAGE ADVISERS TROON FUND, L.L.C.
                                 200 PARK AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10166

                         SUPPLEMENT TO OFFER TO PURCHASE
                             DATED DECEMBER 6, 2005

To the Investors of
Advantage Advisers Troon  Fund, L.L.C.:

          As previously disclosed in the second paragraph of Item 3 of the Offer to Purchase, if more than $22 million of interests (the "Interests") of Advantage Advisers Troon Fund, L.L.C. (the "Fund") are duly tendered to the Fund prior to 12:00 midnight on December 12, 2005 and not withdrawn pursuant to the terms of the Offer to Purchase and related Letter of Transmittal (the "Offer"), the Fund may, in its sole discretion take one or more actions, including extending the Offer and increasing the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered, as well as any Interests tendered during the extended Offer.

           Because the amount of Interests tendered currently exceeds the $22 million of Interests in the original Offer, the Fund has decided to extend the Offer until 12:00 midnight on Tuesday, December 20, 2005, and increase the amount of Interests the Fund is offering to purchase from $22 million to an aggregate of $89 million. All of the other terms of the original Offer remain unchanged.